November 26, 2024

John J. Augustine
Chief Financial Officer
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966

       Re: Quaint Oak Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-52694
Dear John J. Augustine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance